Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(In millions)

	For the three months ended June 30, 2013	For the fiscal years ended March 31,
		2013	2012	2011	2010	2009
Earnings
Consolidated income before provision for income taxes	$316	$1,652	$1,990	$1,882	$1,715	$539
Fixed charges	176	810	851	950	829	1,241

Earnings	$492	$2,462	$2,841	$2,832	$2,544	$1,780

Fixed charges
Interest expense	$175	$806	$847	$946	$826	$1,238
Interest portion of rental expense (a)	1	4	4	4	3	3

Total fixed charges	$176	$810	$851	$950	$829	$1,241

Ratio of earnings to fixed charges	2.80x	3.04x	3.34x	2.98x	3.07x	1.43x

(a)	One third of all rental expense is deemed to be interest